09045048

RECEIVED
2009 JAN -5 A 8:37

25 Years
Apollo Hospitals
touching lives

Date : December 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Intimation of changes in Directorship of the Company

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please be informed that Mr. Habibullah Badsha resigned from the directorship of the Company with effect from 1st December 2008 due to pressing professional commitments.

Please take note of the same in your records.

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028